EXHIBIT 99.1

FirstService Adds Colliers International Germany

Acquisition of Market-Leading Operations of Colliers Germany Strengthens Rapidly Growing European Commercial Real Estate Services Platform

TORONTO and SEATTLE, March 28, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) (TSX:FSV.PR.U) announced today that its subsidiary, Colliers International, has acquired controlling interests in Colliers Schauer & Scholl and Colliers Brautigam & Kramer (collectively, "Colliers Germany"), market leaders in Munich, Stuttgart and Berlin. Senior management of both operations will retain the balance of the equity under Colliers' unique enterprise partnership model. The acquisition of Colliers Germany further strengthens Colliers' real estate services platform in Europe and complements the recent acquisition of Colliers UK last year. The terms of the transactions were not disclosed.

Colliers Germany provides investment sales, lease brokerage, property management, corporate services, hotel consulting and valuation services to local, regional, national and international clients in key markets of Munich, Stuttgart, Berlin and through Colliers affiliates in Dusseldorf and Frankfurt. The German operations generated approximately US$60 million in revenue during 2012.

"Germany is one of the strongest and most established markets in Europe representing an enormous opportunity," said Chris McLernon, CEO of the EMEA for Colliers International. "Having a market-leading position in Germany is essential to our strategy and will allow us to accelerate our growth throughout the region and reinforce our capacity to serve clients locally and on a global basis."

"Integrating our business with Colliers International was a natural step and one that enables us to broaden our service offerings and further accelerate our growth in Europe and internationally," said Achim Degen, who will continue as Managing Partner of Colliers Germany. "While our senior management team will remain the same, by leveraging our combined operations and expertise with Colliers International we are better able to capitalize on global mandates and deliver customized real estate services to our clients seamlessly, anywhere in the world. All of us at Colliers Germany are extremely excited about our new partnership and the opportunity to grow together in the years to come."

"Our proven partnership model continues to be a key competitive advantage as we strive to create value for our shareholders," said Jay S. Hennick, Founder & CEO of FirstService Corporation. "Over the years, we have grown by partnering with outstanding business leaders who have a passion for their business and a desire to deliver exceptional service to their clients. Our new partners at Colliers Germany are a tremendous addition and I also welcome them into the growing FirstService family, he concluded.

ABOUT FIRSTSERVICE

FirstService Corporation is a global leader in the rapidly growing real estate services sector. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the top global players in commercial real estate; FirstService Residential, the largest manager of residential communities in North America; and Property Services, a leading North American provider of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com

ABOUT COLLIERS INTERNATIONAL

Colliers International is the third-largest commercial real estate services company in the world, with over 13,500 professionals operating out of more than 482 offices in 62 countries. A subsidiary of FirstService Corporation, it focuses on accelerating success for its clients by seamlessly providing a full range of services to real estate users, owners and investors worldwide, including global corporate solutions, brokerage, property and asset management, hotel investment sales and consulting, valuation, consulting and appraisal services, mortgage banking and research. Commercial Property Executive and Multi-Housing News magazines ranked Colliers International the top U.S. real estate company. The latest annual survey by the Lipsey Company ranked Colliers International as the second-most recognized commercial real estate firm in the world.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release contain words such as "could", "expects", "expectations", "may", "anticipates", "believes", "intends", "estimates" and "plans" (and similar expressions) and constitute "forward-looking statements" within the meaning of applicable securities law. These statements are based on FirstService's current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which FirstService and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which are difficult to predict and may cause the actual results, performance or achievements of FirstService, or outcomes or results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity and the cost of providing services; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and Canadian regulatory authorities. These statements, although considered reasonable by FirstService at the date of this press release, may prove to be inaccurate and consequently FirstService's actual results could differ materially from its expectations as set out or implied in this release. Unless otherwise required by applicable securities laws, FirstService disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: FIRSTSERVICE CONTACTS:

         Jay S. Hennick
         Founder & CEO

         John Friedrichsen
         Senior Vice President & CFO
         (416) 960-9500

         COLLIERS CONTACT:

         Chris McLernon
         CEO, Colliers Europe
         44 20 7487 1651

         GERMANY CONTACT

         Achim Degen
         Managing Partner, Colliers Germany
         49 89 624294-30